---------------------
                                                     |    OMB APPROVAL     |
                                                     |---------------------|
                                                     |OMB NUMBER: 3235-0145|
                UNITED STATES                        |EXPIRES:             |
     SECURITIES AND EXCHANGE COMMISSION              |    OCTOBER 31, 2002 |
            WASHINGTON, DC  20549                    |ESTIMATED AVERAGE    |
                                                     |BURDEN HOURS         |
                                                     |PER RESPONSE ...10.7 |
                SCHEDULE 13G                         |_____________________|



                 Under the Securities Exchange Act of 1934
                            (Amendment No. 1 )*

                           Net Perceptions, Inc.
     ----------------------------------------------------------------
                              (Name of Issuer)


                  Common Stock, par value $.0001 per share
     ----------------------------------------------------------------
                       (Title of Class of Securities)

                                 64107U101
            ----------------------------------------------------
                               (CUSIP Number)


                             December 31, 2000
     ----------------------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)


  Check the appropriate box to designate the rule pursuant to which this
  Schedule is filed:

     [  ]  Rule 13d-1(b)

     [  ]  Rule 13d-1(c)

     [ X]  Rule 13d-1(d)


    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.



     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the
     Securities Exchange Act of 1934 ("Act") or other- wise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
-------------------------------------------------------------------------------





-------------------------------------------------------------------------------
CUSIP No.  64107U101           SCHEDULE 13G
-------------------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                    (ENTITIES ONLY)
          Steven J. Snyder
-------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
                  Instructions):
                                                    (a)  [ ]
                                                    (b)  [ ]
-------------------------------------------------------------------------------
     (3)  SEC USE ONLY

-------------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S. Citizen
-------------------------------------------------------------------------------
                                   (5)  SOLE VOTING POWER
           NUMBER OF                    1,712,650
            SHARES                 -----------------------------
         BENEFICIALLY              (6)  SHARED VOTING POWER
           OWNED BY                     0
             EACH                  -----------------------------
           REPORTING               (7)  SOLE DISPOSITIVE POWER
            PERSON                      1,712,650
             WITH                  -----------------------------
                                   (8)  SHARED DISPOSITIVE POWER
                                        0
-------------------------------------------------------------------------------
    (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
         1,712,650
-------------------------------------------------------------------------------
   (10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES (See Instructions)          [ ]

-------------------------------------------------------------------------------
   (11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         6.4%

-------------------------------------------------------------------------------
   (12)  TYPE OF REPORTING PERSON (See Instructions)
         IN
-------------------------------------------------------------------------------




Item 1(a).    Name of Issuer:
                   Net Perceptions, Inc.


Item 1(b).    Address of Issuer's Principal Executive Offices:
              7700 France Avenue South, Edina, Minnesota, 55435


Item 2(a).    Name of Person Filing:
                      Steven J. Snyder


Item 2(b).    Address of Principal Business Office or, if None,
              Residence:
              7700 France Avenue South, Edina, Minnesota 55435


Item 2(c).    Citizenship:
              U.S. Citizen


Item 2(d).    Title of Class of Securities:
              Common Stock, par value $.0001 per share


Item 2(e).    CUSIP Number:
              64107U101


Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a) [  ]      Broker or dealer registered under section 15 of the Act (15 U.S.C.
              78o).

(b) [  ]      Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [  ]      Insurance company as defined in section 3(a)(19) of the Act
              (15 U.S.C. 78c).

(d) [  ]      Investment company registered under section 8 of the Investment
              Company Act of 1940 (15 U.S.C. 80a-8).

(e) [  ]      An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

(f) [  ]      An employee benefit plan or endowment fund in accordance with
              Rule 13d-1(b)(1)(ii)(F).

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h) [  ]      A savings associations as defined in Section 3(b) of the Federal
              Deposit Insurance Act (12 U.S.C. 1813).

(i) [  ]      A church plan that is excluded from the definition of an
              investment company under section 3(c)(14) of the Investment
              Company Act of 1940 (15 U.S.C. 80a-3).

(j) [  ]      Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

              Not applicable.

Item 4.       Ownership.

   (a)        Amount Beneficially Owned:  1,712,650

   (b) Percent of Class: 6.4% (Based upon 26,914,020 shares of Common Stock issued and outstanding as of October 31, 2000 as reflected in Net Perceptions' Form 10-Q for the quarter ended September 30, 2000.)

   (c)        Number of shares as to which the person has:

              (i)   Sole power to vote or to direct the vote: 1,712,650

              (ii)  Shared power to vote or to direct the vote: 0

              (iii) Sole power to dispose or to direct the
                    disposition of:  1,712,650

              (iv)  Shared power to dispose or to direct the
                    disposition of:  0


Item 5.       Ownership of Five Percent or Less of a Class.

              Not applicable.

Item 6.       Ownership of More than Five Percent on Behalf of
                 Another Person.

              Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

              Not applicable.


Item 8.       Identification and Classification of Members of the Group.

              Not applicable.

Item 9.       Notice of Dissolution of Group.

              Not applicable.

Item 10.      Certification.

              Not applicable.


                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            May 17, 2002
                                            -----------------------------------
                                                     Date


                                            /s/ Steven J. Snyder
                                            -----------------------------------
                                                    Signature


                                            Steven J. Snyder
                                            -----------------------------------
                                                    Name/Title